For immediate release
Westaim announces 2007 year-end results
CALGARY, ALBERTA — February 15, 2008 — The Westaim Corporation announced today that for the year ended December 31, 2007, it recorded a net loss of $58.0 million, or 62 cents per share, on revenues of $31.8 million compared to a net loss of $50.6 million, or 54 cents per share, on revenues of $27.6 million in the previous year. For the three months ended December 31, 2007, the Company posted a net loss of $26.8 million, or 28 cents per share, compared to a net loss of $11.0 million, or 12 cents per share, in the same period in the previous year.
The 2007 net loss includes significantly improved operating results at Nucryst Pharmaceuticals Corp. due to lower R&D spending and to milestone revenues from Smith & Nephew earned in the year; reduced operating costs at iFire Technology Ltd.; gains on sale of real estate; and gains on the sale of a non-core subsidiary. These improvements were offset in part by reorganization and severance costs related to operational changes in both Westaim and iFire that will reduce future annual operating costs; and by write-downs and realized losses incurred on the Company’s investment in Canadian third-party asset-backed commercial paper (ABCP) totaling $5.1 million.
The 2007 results also include a net loss from discontinued operations of $55.2 million compared to a net loss from discontinued operations of $37.7 million in 2006. These losses, which relate to the Company’s wholly owned subsidiary iFire Technologies Ltd., include a write-down of capital assets of $22.1 million in the fourth quarter of 2007.
At December 31, 2007, Westaim had $31.0 million in consolidated cash and short-term investments, compared to $62.5 million at December 31, 2006. Westaim’s cash position, excluding cash and short-term investments held by its 74.5 per cent owned affiliate NUCRYST Pharmaceuticals Corp., was $13.2 million. In addition, Westaim held ABCP with a book value of $6.0 million.
“Westaim is continuing to explore strategic alternatives,” said Drew Fitch, President & CEO of Westaim. “Late in 2007 we announced our intention to seek a buyer for the business or assets of iFire Technology and this process is still underway. We are continuing our effort to monetize non-core assets and early in 2008 we realized $4.5 million in proceeds from the sale of 75 per cent of our equity interest in a non-core subsidiary. At the same time, we are assessing alternative structures for the Company.”
As a result of Westaim’s announcement in late 2007 that it would seek a buyer for its iFire Technology subsidiary, the assets and liabilities of iFire are reflected on Westaim’s consolidated balance sheet as held for sale and the results of iFire operations are reflected on the consolidated statement of operations as discontinued operations.
The Westaim Corporation’s investments include iFire Technology Ltd., and a 74.5 per cent interest in NUCRYST Pharmaceuticals Corp. (NASDAQ: NCST; TSX: NCS). Westaim’s common shares are listed and on The Toronto Stock Exchange under the trading symbol WED.

A more detailed discussion of Westaim’s 2007 consolidated year end results can be found in the 2007 audited consolidated financial statements and Management’s Discussion and Analysis, which will be available at www.westaim.com and www.sedar.com .

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com
This news release contains forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and Westaim can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including but not limited to statements regarding the effect of reorganization and severance costs related to operational changes in both Westaim and iFire to reduce future annual operating costs, and Westaim’s intention to explore strategic alternatives, to seek a buyer for the business or assets of iFire, and to monetize non-core assets. Westaim disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. Accordingly, readers are advised not to place undue reliance on forward-looking statements, and should not rely on this information at any date other than the date of this news release. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Financial Highlights
(unaudited)
(thousands of dollars except per share data)

	Three Months Ended December 31		Twelve Months Ended December 31
Consolidated Statements of Operations	2007	2006	2007	2006

Revenue	$11,174	$5,140	$31,830	$27,591
Income (loss) from continuing operations	1,169	(2,200)	(2,830)	(12,861)
Net loss	(26,807)	(11,019)	(58,033)	(50,557)
Net income (loss) per common share — basic and diluted Continuing operations	0.01	(0.02)	(0.03)	(0.14)
Net loss	(0.28)	(0.12)	(0.62)	(0.54)
Weighted average number of common shares outstanding (thousands)	94,136	93,797	94,070	93,523

	Three Months Ended December 31		Twelve Months Ended December 31
Segmented Information	2007	2006	2007	2006

Revenue from continuing operations
Nucryst Pharmaceuticals	$11,174	$5,140	$31,830	$27,591

Operating income (loss)
Nucryst Pharmaceuticals	$3,532	$(2,200)	$(635)	$(11,216)
Other (including corporate costs)	(1,826)	(1,311)	(10,805)	(6,128)

Operating income (loss) from continuing operations	$1,706	$(3,511)	$(11,440)	$(17,344)

Consolidated Balance Sheets	December 31, 2007	December 31, 2006

Cash and short-term investments	$30,993	$62,486
Current assets	51,561	80,256
Other assets	31,826	68,083
Current liabilities	8,461	15,977
Shareholders’ equity	56,371	112,977

THE WESTAIM CORPORATION
Consolidated Statements of Operations and Consolidated Statements of Comprehensive loss and Deficit
(unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
(thousands of dollars except per share data)	2007	2006	2007	2006

Revenue	$11,174	$5,140	$31,830	$27,591
Costs
Manufacturing	3,226	2,899	14,617	17,324
Research and development	1,334	1,966	6,356	12,112
General and administrative	2,660	2,101	9,348	6,762
Depreciation and amortization	403	635	2,093	2,614
Corporate costs	1,845	1,050	10,856	6,123

Operating income (loss)	1,706	(3,511)	(11,440)	(17,344)

Foreign exchange (loss) gain	(305)	1,331	(3,804)	(720)
Interest	141	653	1,822	3,242
Change in fair value of third party asset-backed commercial paper	(1,067)	—	(4,048)	—
Loss on sale of third party asset-backed commercial paper	(1,067)	—	(1,067)	—
Write-down of capital assets and intangible assets	—	(1,210)	(1,203)	(1,210)
Gain on sale of capital assets	75	—	8,722	—
Dilution gain	—	—	4,525	—
Gain on sale of investment	2,648	—	2,648	—
Loss on issuance of shares of subsidiary	(14)	(5)	(134)	(99)
Non-controlling interest	(806)	466	1,293	3,222

Income (loss) from continuing operations before income taxes	1,311	(2,276)	(2,686)	(12,909)

Income tax (expense) recovery	(142)	76	(144)	48

Income (loss) from continuing operations	1,169	(2,200)	(2,830)	(12,861)
Loss from discontinued operations net of income taxes	(27,976)	(8,819)	(55,203)	(37,696)

Net loss	$(26,807)	$(11,019)	$(58,033)	$(50,557)

Income (loss) per common share
Continuing operations — basic and diluted	$0.01	$(0.02)	$(0.03)	$(0.14)
Net loss — basic and diluted	(0.28)	(0.12)	(0.62)	(0.54)

Weighted average number of common shares outstanding (thousands)	94,136	93,797	94,070	93,523

Consolidated Statements of Comprehensive Loss

Net loss for the period	$(26,807)	$(11,019)	$(58,033)	$(50,557)
Unrealized (loss) gain on translation of net foreign operations	(145)	103	(1,103)	(173)

Comprehensive loss	$(26,952)	$(10,916)	$(59,136)	$(50,730)

Consolidated Statements of Deficit

Deficit at beginning of period	$(349,074)	$(306,829)	$(317,848)	$(267,291)
Net loss for the period	(26,807)	(11,019)	(58,033)	(50,557)

Deficit at end of period	$(375,881)	$(317,848)	$(375,881)	$(317,848)

THE WESTAIM CORPORATION
Consolidated Balance Sheets
(unaudited)

	December 31	December 31
(thousands of dollars)	2007	2006

ASSETS

Current
Cash and cash equivalents	$30,993	$45,035
Short-term investments	—	17,451
Accounts receivable	14,931	8,189
Inventories	4,373	8,506
Other	674	589
Current assets held for sale	590	486

	51,561	80,256

Investments	5,968	—
Capital assets	12,581	19,201
Capital assets held for sale	10,086	44,757
Intangible assets	799	951
Intangible assets held for sale	2,392	3,174

	$83,387	$148,339

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$7,018	$6,165
Accounts payable and accrued liabilities held for sale	1,443	1,812
Current portion of long-term debt	—	8,000

	8,461	15,977

Deferred gain	218	—
Provision for site restoration	6,580	6,580

	15,259	22,557

Non-controlling interest	11,757	12,805

Shareholders’ equity
Capital stock	426,262	426,122
Contributed surplus	7,769	5,379
Accumulated other comprehensive loss	(1,779)	(676)
Deficit	(375,881)	(317,848)

	56,371	112,977

	$83,387	$148,339

THE WESTAIM CORPORATION
Consolidated Cash Flow Statements
(unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
(thousands of dollars)	2007	2006	2007	2006

Operating Activities
Net income (loss) from continuing operations	$1,169	$(2,200)	$(2,830)	(12,861)
Items not affecting cash
Gain on sale of capital assets	(75)	—	(8,722)	—
Gain on sale of investment	(2,648)	—	(2,648)	—
Change in fair value of third party asset-backed commercial paper	1,067	—	4,048	—
Loss on sale of third party asset-backed commercial paper	1,067	—	1,067	—
Depreciation and amortization	403	635	2,093	2,614
Stock-based compensation expense	667	372	2,469	1,412
Non-controlling interest	806	(466)	(1,293)	(3,222)
Loss on issuance of shares of subsidiary	14	5	134	99
Write-down of capital assets and intangible assets	—	1,210	1,203	1,210
Dilution gain	—	—	(4,525)	—
Foreign exchange on short-term investments	—	—	—	(52)
Accounts receivable	(4,407)	1,690	(7,190)	(320)
Inventories	1,508	(587)	4,128	(838)
Other	1,087	173	(98)	(30)
Accounts payable and accrued liabilities	(5,808)	(1,504)	1,131	(6,563)

Cash used in continuing operations	(5,150)	(672)	(11,033)	(18,551)
Cash used in discontinued operations	(3,462)	(6,290)	(19,739)	(25,703)

Cash used in operating activities	(8,612)	(6,962)	(30,772)	(44,254)

Investing activities
Capital expenditures	(402)	(755)	(2,376)	(6,541)
Capital expenditures — discontinued operations	—	(56)	—	(1,339)
Maturity of short-term investments	—	1,285	46,904	30,594
Purchase of short-term investments	—	(17,450)	(29,453)	(44,039)
Purchase of short-term investments reclassified to investments	—	—	(14,400)	—
Reclassification of cash equivalents to investments	(16)	—	(2,650)	—
Proceeds on sale of third party asset-backed commercial paper	5,968	—	5,968	—
Intangible assets	(11)	(50)	(72)	(245)
Intangible assets — discontinued operations	(12)	(106)	(480)	(404)
Proceeds on sale of investment	1,582	—	1,582	—
Proceeds on sale of capital assets	75	—	14,437	—
Proceeds on sale of discontinued operations	15	—	24	312

Cash provided from (used in) investing activities	7,199	(17,132)	19,484	(21,662)

Financing activities
Repayment of long-term debt — discontinued operations	—	—	—	(10,434)
Issuance of common shares of subsidiary	—	40	14	325
Issuance of common shares	—	—	27	4,484
Issuance of convertible debentures of subsidiary	—	—	—	2,000
Net cash outflow on deconsolidation of former subsidiary	—	—	(2,306)	—

Cash provided from (used in) financing activities	—	40	(2,265)	(3,625)

Effect of exchange rate changes on cash and cash equivalents	29	33	(489)	26

Net decrease in cash and cash equivalents	(1,384)	(24,021)	(14,042)	(69,515)
Cash and cash equivalents at beginning of period	32,377	69,056	45,035	114,550

Cash and cash equivalents at end of period	$30,993	$45,035	$30,993	$45,035

Cash and cash equivalents is comprised of:
Cash	$12,537	$9,180	$12,537	$9,180
Cash equivalents	18,456	35,855	18,456	35,855

Supplemental disclosure of cash flow information:
Non-cash capital asset additions included in accounts payable and accrued liabilities	$452	$508	$452	$508